Sanofi-aventis and the Belfer Institute of

Applied Cancer Science at the Dana-Farber

Cancer Institute Establish Powerful

Alliance in Oncology

- Research Collaboration gives access to Belfer

Institute’s Cancer Platform and Translational

Medicine Capabilities -

Paris, France - September 23, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and the Belfer Institute of Applied Cancer Science at the Dana-Farber Cancer Institute (DFCI) in Boston, Massachusetts, announced today that they have entered into a collaboration and licence agreement to identify novel oncology targets for the development of new therapeutic agents directed at such targets and related biomarkers.

Research at the Belfer Institute is focused on understanding the fundamental mechanisms of cancers, discovering and validating therapeutic targets and their clinical context in sophisticated model systems, enabling development of drug response biomarkers and supporting the discovery and development of innovative cancer treatments.

Under the terms of the agreement, sanofi-aventis will have access to Belfer’s cancer target identification and validation platform and translational medicine capabilities, and an exclusive license option to develop, manufacture and commercialize the innovative compounds directed at the targets identified and validated under the research collaboration. In return, Dana Farber will receive $33 million in upfront payment and research funding for a minimum of three years. Dana Farber will also be entitled to preclinical, clinical, and commercial milestone payments and royalties on sales of the commercialized products.

“At the Belfer Institute, our mission is to enable the discovery of novel more effective therapeutics for cancer patients”, said Ronald DePinho, MD, Director of Dana-Farber’s Belfer Institute and Professor of Medicine and Genetics at Harvard Medical School. “By combining our expertise in cancer genetics and translational medicine with sanofi-aventis’ excellent drug discovery and development track record, this alliance has great potential to change the practice of cancer medicine.”

“Translating research findings from academia to developing cancer drugs in the industry is a complex task that requires the collaboration of the best in the field,” declared Debasish Roychowdhury, M.D. Senior Vice President, Head of Global Oncology Division, sanofi-aventis. “We have an obligation to discover new medicines. This innovative collaboration structure with the Belfer Institute, an entirely novel organization, will strengthen sanofi-aventis Oncology’s commitment to accomplish our goals.”

About the Belfer Institute for Applied Cancer Science

The Belfer Institute is dedicated to discovery of cancer genes essential for tumor maintenance, and translating basic discoveries into new effective therapies for cancer. The integration of basic research and drug discovery programs at the Belfer Institute has provided Dana-Farber with a unique opportunity to convert critical basic discoveries in the laboratory into novel targeted therapies that may prolong the lives of cancer patients. This highly integrated goal-oriented organization represents a new academic construct that provides an unprecedented opportunity to change the way anti-cancer therapeutics are discovered and developed. For more information please visit: http://belferinstitute.dfci.harvard.edu

About Dana-Farber Cancer Institute

Dana-Farber Cancer Institute (www.dana-farber.org) is a principal teaching affiliate of the Harvard Medical School and is among the leading cancer research and care centers in the United States. It is a founding member of the Dana-Farber/Harvard Cancer Center (DF/HCC), designated a comprehensive cancer center by the National Cancer Institute. It provides adult cancer care with Brigham and Women’s Hospital as Dana-Farber/Brigham and Women’s Cancer Center and it provides pediatric care with Children’s Hospital Boston as Dana-Farber/Children’s Hospital Cancer Center. Dana-Farber is the top ranked cancer center in New England, according to U.S. News & World Report, and one of the largest recipients among independent hospitals of National Cancer Institute and National Institutes of Health grant funding.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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